LINUX GOLD CORP. ANALYSIS OF ROCK AND SOIL SAMPLES CONFIRMS GOLD AND SILVER MINERALIZED DRILL TARGETS

For Immediate Release: June 6, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce an analysis of soil and rock samples from Diane L. Minehane, Geologist, has been completed on the Granite Mountain property, in Alaska.

Recent analysis of soil lithology chip and rock samples sent for X-ray diffraction returned encouraging results for lode gold-silver mineralization on the Gossan -Weather Ridge trend. Preliminary findings confirm gold and silver mineralization coincident with moderate to strong argillic alteration characterized by the presence of alunite, andalusite and tourmaline.

Rock sample 2074 taken from Gossan Ridge contains abundant alunite, tremolite, tourmaline, goethite, and quartz alteration of amphibole bearing-alkali rhyolite. This alteration indicates a high-sulfidation system.

Rock sample 2364 returned assay values of 177ppb Au, 21.9ppm Ag, 122ppm Bi, 132ppm Cu, 1791ppm Pb, 193ppm Sb, and 1927ppm Zn. In polished thin section, this sample shows abundant disseminated chalcopyrite and pyrrhotite with crosscutting bismuthinite-quartz-sericite-pyrite veinlets. This is suggestive of the sub-volcanic nature of the mineralization along the Gossan - Weather Ridge trend. 2005 field reconnaissance located this sulfide mineralization as outcrop in an area along a three-mile trend.

Mineralization is hosted within a central andesitic volcanic complex. Subordinate units of rhyolitic volcaniclastics with interbedded volcanogenic sandstone and siltstone comprise much of the exposed stratigraphy. Andesitic volcaniclastic rocks and locally amygdaloidal coherent lavas or sills have also been mapped in the area. These units appear to overlie altered a felsic quartz-porphyry exposed along the flanks of Weather Ridge suggesting an associated granitic intrusive system below.

The general geologic environment of volcanic rocks in contact with a large granitic intrusive complex can provide ample opportunity for ore deposit formation. Possible deposit models include: hybrid copper-gold VHMS/transitional high-sulfidation epithermal (e.g. Western Tharsis/Prince Lyell western Tasmania and El Indio Chile), subvolcanic copper-gold-silver (e.g. Equity Silver B.C.), and deeper alkalic copper-gold porphyry (e.g. Galore Creek B.C.).

John Robertson, President of Linux Gold Corp., states, “The analysis supports the planned 2006 drill holes as excellent targets to intercept ore bearing mineralization in a transitional geologic environment that may host multiple deposit types such as the Galore Creek type Copper-Gold-Silver project owned by Nova Gold. Galore Creek is one of the largest and highest grade underdeveloped porphyry related copper deposits in North America.”

The drill targets for 2006 are as follows:

  The Gossan Ridge sub-volcanic gold-silver-copper prospect.

  The Saddle “cordilleran-vein” lead-zinc-silver prospect.

  The Quartz Creek plutonic gold-copper-bismuth prospect.

  The Peace River plutonic molybdenum-copper-gold-uranium prospect.

  An additional hole will be placed to drill into the cupola of the Quartz Creek pluton to investigate the volcanic thermal contact zone overlying the intrusive.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

Contact:
Business Office
800-665-4616 or 877-549-GOLD (4653)

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.